UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                                 FUTUREMEDIA PLC
                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                   360912109*
                                 (CUSIP Number)

                                  July 21, 2005
             (Date of Event Which Requires Filing of this Statement)

      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

* There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 360912109 has been assigned to the American Depositary Receipts of Futuremedia PLC, which are quoted on the NASDAQ Small Cap Market under the symbol "FMDAY."

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
     EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,284,890
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,284,890
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,284,890
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.55%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.
     EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          617,538
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            617,538
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     617,538
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.70%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 4 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          5,331,412
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            5,331,412
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,331,412
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.76%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 5 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC
     EIN:300021359

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

  NUMBER OF         0
               -----------------------------------------------------------------
   SHARES      6.   SHARED VOTING POWER

BENEFICIALLY        8,233,840, some of which are held by Mercator Momentum Fund and Mercator Momentum Fund III (together, the "Funds") and
  OWNED BY          some of which are owned by Monarch Pointe Fund, Ltd.
                    ("MPF"). M.A.G. Capital, LLC ("MAG") is the general partner
    EACH            of the Funds and controls the investments of MPF.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    8,233,840, some of which are held by the Funds, some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,233,840
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.62%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 6 of 13 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    8,233,840, all of which are held by the Funds and MPF.
  OWNED BY          David F. Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            8,233,840, all of which are held by the Funds and MPF.
                    David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,233,840
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.62%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 7 of 13 Pages

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Futuremedia PLC (the "Issuer").

      (b) The address of the Issuer's principal executive office is Nile House, Nile Street, Brighton, East Sussex BNI 1HW, England.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the ordinary shares of the Issuer (the "Ordinary Shares").

      (e) There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 360912109 has been assigned to the American Depositary Receipts of the Issuer, which are quoted on the NASDAQ Small Cap Market under the symbol "FMDAY."

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 8 of 13 Pages

      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |_|   An investment adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E).

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F).

      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G).

      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_|   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, MPF and MAG each own warrants to purchase Ordinary Shares which become exercisable on January 21, 2006. The Funds and MPF each own Convertible Debentures (the "Debentures") issued by the Issuer which are convertible into Ordinary Shares. Each Debenture is convertible at the option of the holder, or, in the event that the closing price of the Issuer's American Depositary Shares on the NASDAQ Small Cap Market exceeds $0.65 per share for at least the twenty
(20) consecutive trading days immediately preceding delivery of a conversion notice by the Issuer and an applicable registration statement is effective, at the option of the Issuer, into the number of Ordinary Shares determined by dividing the outstanding principal balance of the Debenture by the Conversion Price at the time of conversion. The Conversion Price is defined as $0.4858, subject to adjustment for stock splits and similar events. In addition, in the event that (i) a registration statement is effective, (ii) the average daily dollar trading volume of the Issuer's American Depositary Shares for the twenty two (22) trading days preceding the due date for the principal payments due to the holders of the Debentures (the "Monthly Principal Payments") is greater than or equal to $325,000 and (iii) the Ordinary Shares to be issued upon conversion are saleable pursuant to a registration statement, then the Issuer may elect to reduce the Monthly Principal Payment by converting a portion of the then outstanding Debentures equal to an amount up to the amount of such Monthly Principal Payment. The number of Ordinary Shares issuable upon a conversion of the type described in the immediately preceding sentence shall equal the quotient obtained by dividing (x) the outstanding principal amount of the Debenture to be converted (not to exceed the amount of the Monthly Principal Payment) by (y) 88% of the volume weighted average price of the Issuer's American Depositary Shares for the ten (10) trading days preceding such payment date.

                                  SCHEDULE 13G

CUSIP No. 360912109                                           Page 9 of 13 Pages

      Upon the occurrence of certain events specified in the Debentures, including any Event of Default, as defined in the Debentures, the Conversion Price will be reduced by ten percent (10%).

      The documentation governing the terms of the warrants and the Debentures contains provisions prohibiting any exercise of the warrants or conversion of Debentures that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding Ordinary Shares as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding Ordinary Shares.

      As of July 21, 2005, the Funds, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned Debentures with a principal balance of $1,110,000 and warrants to purchase up to 856,796 Ordinary Shares.

      Momentum Fund III owned Debentures with a principal balance of $300,000 and warrants to purchase up to 231,566 Ordinary Shares.

      MPF owned Debentures with a principal balance of $2,590,000 and warrants to purchase up to 1,999,190 Ordinary Shares.

      MAG owned warrants to purchase up to 3,087,552 Ordinary Shares.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 87,239,486 Ordinary Shares outstanding as of July 21, 2005, which is the number reported by the Issuer as outstanding as of April 30, 2004 in its Form 20-F filed September 30, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of Ordinary Shares which represented the following percentages of the Ordinary Shares outstanding:

                                               Shares Owned       Percentage
                                               ------------       ----------

                 Momentum Fund                   2,284,890          2.55%

                 Momentum Fund III                 617,538          0.70%

                 MPF                             5,331,412          5.76%

                                  SCHEDULE 13G

CUSIP No. 360912109                                          Page 10 of 13 Pages

                 MAG                             8,233,840          8.62%

                 David F. Firestone              8,233,840          8.62%

      The percentages of the outstanding Ordinary Shares held by the Reporting Parties set forth above and on the cover pages to this report were determined using a Conversion Price of $0.4858 with respect to the Debentures. Such percentages do not include the Ordinary Shares subject to the warrants, because the Reporting Persons do not currently have beneficial ownership of those shares. Assuming that the Reporting Persons continue to own the warrants, they will acquire beneficial ownership of the underlying shares sixty (60) days before they become exercisable on January 21, 2006.

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No. 360912109                                          Page 11 of 13 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2005                     MERCATOR MOMENTUM FUND, L.P.

                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner


                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated: August 2, 2005                     MERCATOR MOMENTUM FUND III, L.P.

                                          By: M.A.G. CAPITAL, LLC,
                                          its general partner

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated: August 2, 2005                     MONARCH POINTE FUND, LTD.

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager


Dated: August 2, 2005                     M.A.G. CAPITAL, LLC

                                          By: /s/ Harry Aharonian
                                              ----------------------------------
                                              Harry Aharonian, Portfolio Manager
Dated: August 2, 2005
                                           /s/ David F. Firestone
                                           -------------------------------------
                                                  David F. Firestone

                                  SCHEDULE 13G

CUSIP No. 360912109                                          Page 12 of 13 Pages

                                  EXHIBIT INDEX

Exhibit A          Agreement of Joint Filing

                                  SCHEDULE 13G

CUSIP No. 360912109                                          Page 13 of 13 Pages

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for ordinary shares of Futuremedia PLC beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: August 2, 2005

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager

MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


/s/ David F. Firestone
--------------------------------------
David F. Firestone